                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING


A.       Name of issuer or person filing ("Filer"):
         Inco Limited

B.       This is [check one]
                 [X]  an original filing for the Filer
                 [ ]  an amended filing for the Filer

C.       Identify the filing in conjunction with which this Form is being filed:

                 Name of registrant:          Inco Limited
                 Form type:                   Registration Statement on Form F-9
                 File Number (if known):      333-108901
                 Filed by:                    Inco Limited
                 Date Filed:                  September 18, 2003, concurrently
                                              with this Form F-X

D. The Filer is incorporated or organized under the laws of Canada and has its principal place of business at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7, telephone number (416) 361-7511.

E. The Filer designates and appoints CT Corporation System ("Agent"), located at 111 Eighth Avenue, New York, New York 10011, telephone number (212) 590-9100, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

                    (a) any investigation or administrative proceeding conducted by the Commission; and

                    (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-9 on September 18, 2003 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.       Each person filing this Form in connection with:

                    (a) the use of Form F-9, F-10, 40-F or SB-2 or Schedule
               13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act;

                    (b) the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

                    (c) its status as trustee with respect to securities
               registered on Form F-7, F-8, F-9, F-10, F-80 or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

                    (d) the use of Form 1-A or other Commission form for an
               offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(a) of this form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

                  (Remainder of page intentionally left blank)

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Canada this 18th day of September, 2003.

Filer:  INCO LIMITED

             By:       /s/ JULIE LEE HARRS
                  --------------------------------------------------------
                  Name:  Julie A. Lee Harrs
                  Title: Associate General Counsel and Assistant Secretary

          This statement has been signed by the following person in the capacity and on the date indicated.

Agent:  CT CORPORATION SYSTEM

           By:       /s/ ANN LASKOWSKI
                 --------------------------------------------
                 Name:  Ann Laskowski
                 Title: Customer Specialist

                 Date:  September 18th 2003

          I, STUART F. FEINER, Executive Vice-President, General Counsel and Secretary, do hereby certify that the following resolutions were duly approved at the Special Meeting of the Board of Directors held on September 16, 2003 at which a quorum was present and acting throughout, and said resolutions are presently in full force and effect:

          RESOLVED, that CT Corporation System be, and hereby is, designated, in accordance with Form F-X of the SEC, agent for service of process, pleading, subpoena, or other complaints, and as the person authorized to receive on behalf of the Company notices and communications from the SEC or any other party or parties or court in connection with the 2003 Debentures or with respect to any proceedings relating to any and all Registration Statements (as hereinafter defined) relating to the 2003 Debentures and any and all amendments thereto (including, but not limited to, any post-effective amendments), and any supplement or supplements or modification or modifications to the prospectus included in each and all such Registration Statements and the Underwriting Agreement(s) (as hereinafter defined) and the Indenture (as hereinafter defined) and all documents to be filed in connection therewith and all other matters contemplated by such Form F-X; and further

          RESOLVED, that Inco United States, Inc. is appointed Authorized Representative of the Company in the United States to sign the Registration Statements and any and all amendments (including, but not limited to, any post-effective amendments) or supplements or modifications thereto; and further

          RESOLVED, that the officers of the Company be, and each of them hereby is, authorized to prepare, execute and file with the SEC a Form F-X appointing CT Corporation System as agent for service in connection with the Registration Statements, and all other instruments and documents and to do or cause to be done all other acts and things in connection with the Registration Statements, including the execution and filing of any and all amendments thereto, as they may deem necessary or advisable in order to obtain the effectiveness of any and all such Registration Statements.

          IN WITNESS THEREOF, I have hereunto set my hand and affixed the seal of Inco Limited on the 18th day of September.



                                       /s/ Stuart F. Feiner
                                       -----------------------------
                                       Executive Vice President,
                                       General Counsel and Secretary